

September 10, 2013

<u>Via E-mail</u>
John E. Vollmer III
Chief Financial Officer
Patterson-UTI Energy, Inc.
450 Gears Road, Suite 500
Houston, Texas 77067

      Re: **Patterson-UTI Energy, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2012
             Filed February 13, 2013
             File No. 000-22664

Dear Mr. Vollmer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Brad Skinner

                        Brad Skinner
                        Senior Assistant Chief Accountant